UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                             (Amendment No. __)*


                               SuperGen, Inc.
----------------------------------------------------------------------------
                              (Name of Issuer)


                                Common Stock
----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 868059 10 6
                          -------------------------
                               (CUSIP Number)



Check the following box if a fee is being paid with this statement /X/. (a fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868059 10 6              13G

_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     ICL - Israel Chemicals, Ltd.
     (EIN not applicable - reporting person is a foreign company)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /_/

     Not Applicable.                                                 (b) /X/
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           1,831,000*

SHARES
__________________________________________________________

BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
                    _________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           1,831,000*
                    _________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,831,000, subject however, to the right of the reporting person to sell to the Issuer 915,500 of such shares, and the right of the Issuer to require the reporting person to sell to the Issuer 915,500 shares, during a specified option period commencing in the future, upon the terms and conditions set forth in a Common Stock Sale/Repurchase Agreement between the Issuer and the reporting person dated August 6, 1997.
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.18%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

                               Foreign Corporation
_____________________________________________________________________________

Item 1(a).     Name of Issuer.

     ICL - Israel Chemicals, Ltd.

Item 1(b).     Address of Issuer.

     Beit Noam, 21 Shazar Av. P.O.B. 725,
     Beer Sheva, Israel 84106

Item 2(a).     Name of Person Filing.

     This statement is being filed by ICL -Israel Chemicals, Ltd.

Item 2(b).     Principal Business Address of Person Filing.

     Beit Noam, 21 Shazar Av. P.O.B. 725,
     Beer Sheva, Israel 84106

Item 2(c).     Citizenship.

     The Reporting Person is a citizen of the State of Israel.

Item 2(d).     Title of Class of Securities.

     Common Stock, $.001 par value per share.

Item 2(e).     CUSIP Number.

     868059 10 6.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     Not Applicable.

Item 4.        Ownership:

     (a)  Amount Beneficially Owned: 1,831,000
     (b)  Percent of Class: 10.18%
     (c)  Number of shares as to which such person has:
          (i)       sole power to vote or to direct the vote:
                    1,831,000*
          (ii)      shared power to vote or to direct the vote:
                    0
          (iii)     sole power to dispose or to direct the disposition of:
                    1,831,000*

          (iv)      shared power to dispose or to direct the disposition of:
                    0

            * Pursuant to a Common Stock Sale/Repurchase Agreement dated August 6, 1997 between the Issuer and the Reporting Person ("Agreement"), the Reporting Person has the right to sell to the Issuer 915,500 shares, and the Issuer has the right to require the Reporting Person to sell to the Issuer 915,500 shares during a specified option period commencing in the future on the terms and conditions set forth in the Agreement.

Item 5.        Ownership of Five Percent or Less of a Class.

     Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.        Notice of Dissolution of Group.

     Not Applicable.

Item 10.       Certification.

     Not Applicable.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 20, 1997


                         ICL - ISRAEL CHEMICALS, LTD.


                         By: /s/ Noam Heth Makov
                             ----------------------------
                                Noam Heth Makov